

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 1, 2016

Mr. Alon Raich
Chief Financial Officer
ICTS International N.V.
Walaardt Sacréstraat 425-4
1117 BM Schiphol-Oost
The Netherlands

> **Re:** **ICTS International N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 27, 2016**
> **File No. 0-28542**

Dear Mr. Raich:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Jennifer Thompson

           Jennifer Thompson
           Accounting Branch Chief
           Officer of Consumer Products